SEC File Number: 000-54474

CUSIP Number:    141657106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	[X] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[ ] Form 10-Q
	[ ] Form 10-D	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended: December 31, 2011

[    ] Transition Report on Form 10-K

[    ] Transition Report on Form 20-F

[    ] Transition Report on Form 11-K

[    ] Transition Report on Form 10-Q

[    ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable

PART I

REGISTRANT INFORMATION

Care Investment Trust Inc.

Full Name of Registrant

Former Name if Applicable

780 Third Avenue, 21st Floor

Address of Principal Executive Office (Street and Number)

New York, New York 10017

City, State and Zip Code

PART II

RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject to distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The filing deadline for the Annual Report on Form 10-K for the period ended December 31, 2011 (the “Form 10-K”) of Care Investment Trust Inc. (the “Company”) is March 30, 2012 (the “Filing Deadline”). Despite diligent efforts, the Company could not submit its Form 10-K by the Filing Deadline, without unreasonable effort and expense, due to a circumstance relating to obtaining information required to be included in the Company’s Form 10-K with respect to a significant lessee on a timely basis.

The Company presently expects to file its Form 10-K on or before April 16, 2012, the first business day after the fifteenth calendar day following the prescribed due date.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Steven M. Sherwyn	212	446-1407
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company will report GAAP net income of approximately $16.5 million for the year ended December 31, 2011 as compared to a net loss of approximately $16.9 million for the period from January 1, 2010 to August 12, 2010 (predecessor period) and a net loss of approximately $2.5 for the period from August 13, 2010 to December 31, 2010 (successor period). Primary differences include the approximately $15.3 million gain recognized by the Company in the fourth quarter of 2011 on the sale of its preferred interest in the Cambridge Portfolio and the approximately $7.4 in termination fees, $3.5 million in transaction costs related to the Company’s change of control and $1.5 million in legal expenses related to the change of control transaction and litigation that were incurred during 2010 (successor and predecessor) which did not occur in 2011. In addition, in 2011 we recognized income from investments in partially-owned entities of approximately $3.1 million as compared to a loss from investments in partially-owned entities of approximately $3.5 million for the comparable period in 2010.

Care Investment Trust Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2012	By:	/s/ Steven M. Sherwyn
	Name:	Steven M. Sherwyn
	Title:	Chief Financial Officer and Treasurer